

December 8, 2014

Via e-mail
Henry R. Lambert
Chief Executive Officer
Pure Bioscience, Inc.
1725 Gillespie Way
El Cajon, California 92020

> **Re:** **Pure Bioscience, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 24, 2014**
> **File No. 333-199240**

Dear Mr. Lambert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 66

1. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. Please also disclose whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Undertakings, page II-5

2. We note that you appear to include the undertakings in Item 512(a)(5)(i) and Item 512(i) of Regulation S-K relating to reliance on Rule 430A and Rule 430B. It does not appear that you are relying on either of these Rules. Please revise.

<u>Signatures, page II-7</u>

3. Please have your principal financial officer and principal accounting officer sign the registration statement in their capacity as such. Please see Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Jeffrey Thacker (*via e-mail*)
        DLA Piper LLP (US)